                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of September 2001



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
        -----------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F
                   -----             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes               No  X
             ---              ---


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                           BELZBERG TECHNOLOGIES INC.

         On August 29, 2001, Belzberg Technologies Inc. filed the following document with the Toronto Stock Exchange:

         1. Press Release regarding results for six months ended June 30, 2001;

         2. Management's Discussion and Analysis for the six months ended June 30, 2001; and

         3. Chairman and CEO's letter to shareholders concerning the results for the six months ended June 30, 2001.

         4. Consolidated Financial Statements for the six months ended June 30, 2001, unaudited.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 1.        Press Release
Exhibit 2.        Management's Discussion and Analysis
Exhibit 3.        Chairman and CEO's letter
Exhibit 4.        Consolidated Financial Statements

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 6, 2001


                                                 BELZBERG TECHNOLOGIES INC.


                                                 By: /s/ Lawrence Cyna
                                                    ----------------------------
                                                 Lawrence Cyna
                                                 Chief Financial Officer